Exhibit 99.1

Swvl Reports Further Steps in its Portfolio Optimization Program

Dubai, United Arab Emirates – November 25, 2022 – Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a global provider of transformative tech-enabled mass transit solutions, today reported that it is implementing further measures as part of its previously announced and ongoing portfolio optimization program to reduce costs.

These further measures will include the following:

•	Focus on the largest markets which contribute the majority of Swvl’s revenues, primarily in Egypt and Mexico

•	Evaluation of strategic alternatives for smaller countries of operations which can include potential sale, scale back or discontinuation of these operations

•	Reduction in headcount by over 50%
•	Reduction in operating expenses across central costs as well as all markets. These include aggressive cost cutting in discretionary spending such as marketing expenses and other third-party services.

Swvl is taking these measures amid the continuing uncertainty in the global economic environment and volatility in capital markets, which potentially impact Swvl’s ability to generate sufficient cash from operating activities and external financings to fund working capital and service its commitments.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and access to high-quality private buses and vans.

For additional information about Swvl, please visit www.swvl.com.

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. For example, Swvl is using forward-looking statement in this press release when it discusses certain measures it is taking with respect to its portfolio optimization program and the potential the continuing uncertainty in the global economic environment and volatility in capital markets may impact its ability to generate sufficient cash from operating activities and external financings to fund working capital and service its commitments. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements.

Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com